OCEAN BIO-CHEM, INC.
                                4041 SW 47 Avenue
                         Fort Lauderdale, Florida 33314

                                 (954) 587-6280


January 12, 2005

(VIA EDGAR AND U.S. MAIL)

Securities & Exchange Commission
Washington, D.C. 20549-0404

Attention: Ms. Jennifer Thompson, Staff Accounting

                                    Re:     Letter Dated January 10, 2005
                                            File No. 000-11102

Dear Ms. Thompson:

     In accordance with the advice we gave you by telephone in response to your letter of January 10, 2005, please be advised that the accounting firm of Levi Cahlin & Co., CPAs was retained by the Company on the understanding that the CPAs were registering with PCAOB and that prior to submitting their report of that firm to the SEC, that firm would, in fact, be registered. Levi Cahlin & Co. has provided us with confirmation of their filing for registration on December 28, 2004. A copy of the e-mail confirmation from PCAOB Registration Support is enclosed with this letter (paper copy only). We fully expect the firm to be registered in adequate time to comply with Section 102 Sarbanes Oxley Act of 2002.

     We shall be filing an Amended Form 8-K in accordance with your directions clarifying that the former accountant was "dismissed". Confirmation from the former accountant will be requested and, when received, filed.

     The Company acknowledges that:

     (1) The Company is responsible for the adequacy and accuracy of the disclosure and the filings;

     (2) Staff comments or changes to disclosure and response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Jennifer Thompson
January 12, 2005
Page two of two

     (3) The Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

                                                     Very truly yours,

                                                     OCEAN BIO-CHEM, INC.

                                                     By: /s/ Peter G. Dornau
                                                     ------------------------
                                                     Peter G. Dornau
                                                     President and Chief
                                                     Executive Officer